Tarak I. Shah	VIA EDGAR AND FEDEX
T: (415) 693-2106
F: (415) 693-2222
tshah@cooley.com

July 26, 2007
Michelle Anderson, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, DC 20549

RE:	Endwave Corporation Amendment No. 1 to Registration Statement on Form S-3 Filed July 23, 2007 File No. 333-141295
Dear Ms. Anderson:
          On behalf of our client, Endwave Corporation (“Endwave”), we are sending this letter in response to an oral comment regarding the views of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the registration statement initially filed by Endwave with the Commission on March 14, 2007 (the “Registration Statement”). On July 23, 2007, Endwave filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the oral comment received from the Staff.
          The Staff’s oral comment indicated that the Staff is concerned that the selling stockholder may be an underwriter with respect to the proposed offering. In response to the Staff’s concern, Endwave has revised the disclosure on page 13 of Amendment No. 1 to disclose that the selling stockholder may be deemed to be an underwriter with respect to the proposed offering.
          Please do not hesitate to call me at (415) 693-2106 or Jodie Bourdet at (415) 693-2054 if you have any questions or would like any additional information regarding this matter.
Sincerely,
/s/ Tarak I. Shah
Tarak I. Shah

cc:	Brett W. Wallace, Chief Financial Officer, Endwave Corporation Jodie Bourdet, Esq., Cooley Godward Kronish LLP Benjamin D. Nelson, Esq., Hughes & Luce LLP
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